UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

By means of the present, we inform you that today, January 12, 2023, the United States District Court for the Eastern District of New York Court has entered a judgment that finally approves the Settlement Agreement dated July 2, 2020 (the “Settlement”), as amended, signed between AENZA S.A.A. and the participants of the collective lawsuit (class action) that a group of shareholders maintained with our company and that was timely informed to the market.

All amounts under the Settlement have been paid to the plaintiffs, prior to the decision of the Court.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FREDY CHALCO
Name:	Fredy Chalco Aguilar
Title:	VP of Corporate Finance
Date:	January 12, 2023

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